SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                     SCHEDULE 13D
                      Under the Securities Exchange Act of 1934

                             GRAND COURT LIFESTYLES, INC.
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                                   (Name of Issuer)

                             COMMON STOCK, $.01 PAR VALUE
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                            (Title of Class of Securities)

                                     385379 10  2
                                   ---------------
                                    (CUSIP Number)

                             Bernard M. Rodin, President
                             Grand Court Lifestyles, Inc.
                                      Suite 350
                                 One Executive Drive
                              Boca Raton, Florida 33431
                                    (561) 997-0323
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                        (Name, Address and Telephone Number of
               Person Authorized to Receive Notices and Communications)

                                    June 16, 1999
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               (Date of Event which Requires Filing of this Statement)


               If the  filing person  has previously  filed a  statement on
          Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sec 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

               NOTE:   Schedules  filed  in paper  format  shall include  a
          signed  original and five  copies of the  schedule, including all
          exhibits.   See sec.240.13d-7(b)  for other parties  to whom copies
          are to be sent.

               The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

               The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

          [ CUSIP No. 385379 10 2 ]                   [ Page 2 of 5 Pages ]


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          1    NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               BERNARD M. RODIN
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          2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
                                                                    (b) [ ]
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          3    SEC USE ONLY
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          4    SOURCE OF FUNDS PF
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          5    CHECK  BOX IF  DISCLOSURE OF  LEGAL PROCEEDINGS  IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]
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          6    CITIZENSHIP OR PLACE OF ORGANIZATION

               United States of America
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          NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

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                         7    SOLE VOTING POWER

                                   6,827,070
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                         8    SHARED VOTING POWER

                                   0
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                         9    SOLE DISPOSITIVE POWER

                                   6,827,070
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                         10   SHARED DISPOSITIVE POWER

                                   0
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          11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    6,827,070

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          12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES                                           [ ]
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          13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    38.65%
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          14   TYPE OF REPORTING PERSON

               IN
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

                                                      [ Page 3 of 5 Pages ]

          ITEM 1.        SECURITY AND ISSUER
                         -------------------

               This statement relates to the common stock, $.01 par value per share ("Common Stock"), of Grand Court Lifestyles, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are at Suite 350, 2650 North Military Trail, Boca Raton, Florida 33431.

          ITEM 2.        IDENTITY AND BACKGROUND
                         -----------------------

               (a)  This statement is being filed by Bernard M. Rodin.

               (b) Mr. Rodin's address is Suite 350, 2650 North Military Trail, Boca Raton, Florida 33431.

               (c) Mr. Rodin is President, Chief Operating Officer and Chief Financial Officer of Grand Court Lifestyles, Inc., Suite 350, 2650 North Military Trail, Boca Raton, Florida 33431.

               (d) & (e) During the last five years, Mr. Rodin has not been: convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               (f)  Mr. Rodin is a U.S. citizen.

          ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
                         -------------------------------------------------

               Mr. Rodin acquired his shares of the Issuer's Common Stock in exchange for various assets transferred to the Issuer upon the organization of the Issuer.


          ITEM 4.        PURPOSE OF TRANSACTION
                         ----------------------

               Mr. Rodin acquired the Issuer's Common Stock in the ordinary course of business and investment as a founder of the Issuer and as an officer, director and controlling person thereof. Mr. Rodin reserves the right to purchase additional shares, to sell all or some of the shares beneficially owned by him, or to otherwise trade in the Issuer's Common Stock.

               Although Mr. Rodin has no plans or proposals which relate to or would result in any transaction specified in paragraphs (a) through (j) of this Item, he may consider plans or proposals relating to or resulting in one or more such transactions in the future depending upon factors then existing, such as the market

                                                      [ Page 4 of 5 Pages ]

          for the Issuer's Common Stock, the Issuer's then prospects, alternative investment opportunities, general economic and money-market investment conditions, as well as other factors deemed relevant from time to time.





          ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER
                         ------------------------------------

               (a) Mr. Rodin is the direct beneficial owner of 6,827,070 shares of Common Stock which represents 38.65% of the total number of shares of Common Stock.

               (b) Mr. Rodin has sole voting power for the 6,827,070 shares of Common Stock listed in Item 5(a) and has sole dispositive power as to such 6,827,070 shares of Common Stock.

               (c) Mr. Rodin effected the following transactions in the Issuer's Common Stock during the 60 days prior to the event date of this Statement: private sale of 500,000 shares of Common Stock at a price of $3.00 per share.

               (d)  Not applicable.

               (e)  Not applicable.


          ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
                         -----------------------------------------------

               None


          ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS
                         --------------------------------

               None

                                                         [ Page 5 of 5 Pages ]


                                      SIGNATURE
                                      ---------


               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.



          Dated:  June 24, 1999


                                                  /s/Bernard M. Rodin
                                                  -------------------------
                                                  BERNARD M. RODIN